ASX/MEDIA RELEASE	5 April 2006

pSivida signs new evaluation agreement for
cardiovascular drug delivery

Perth, Australia and Boston, MA - Global bio-nanotech company pSivida Limited (NASDAQ:PSDV, ASX:PSD, Xetra:PSI) today announced that it has entered into an evaluation agreement with an undisclosed large medical device company to evaluate cardiovascular delivery of drugs using pSivida’s drug delivery technologies.

This agreement follows the Company’s announcement in January 2006 that it had signed evaluation agreements with various companies including large global pharmaceutical companies, to evaluate pSivida’s proprietary platform technology for their developmental compounds. pSivida has licensing agreements with Bausch & Lomb, Alimera Sciences and Beijing Med-Pharm and evaluation agreements with three of the five largest pharmaceutical companies in the world.

RetisertTM and VitrasertTM are the only FDA approved sustained release drug treatments to the back of the eye and both are licensed to Bausch & Lomb. RetisertTM is approved by the FDA for the treatment of uveitis, a sight threatening disease that affects approximately 175,000 Americans. Priced at US$18,250, RetisertTM is covered by US Medicare and co-promoted in the United States by Bausch & Lomb and Novartis.

Recent results at two years from two multi-centered clinical trials in the US demonstrated that patients with Diabetic Macular Edema (DME) who received RetisertTM were more likely to have an improvement in vision of at least three lines on an eye chart and experience a stabilization or improvement of their Diabetic Retinopathy (DR). There are no FDA approved drug treatments for DME and DR, the leading causes of vision loss in people under the age of 65 in the United States.

Unlike RetisertTM which is surgically implanted into the eye, MedidurTM, the next evolutionary stage of the technology, is designed to be injected into the eye and to release the same drug as RetisertTM at the same rate.  MedidurTM is licensed to Alimera Sciences for the treatment of DME and is currently in phase III clinical trials.

BrachySilTM is licensed to Beijing Med-Pharm for China as a new and innovative treatment for inoperable liver cancer. BrachySilTM is based on pSivida’s proprietary BioSiliconTM technology and is presently in Phase IIb clinical trials conducted at Singapore General Hospital. We expect BrachySilTM to commence Phase IIa clinical trials for the treatment of inoperable pancreatic cancer this year.

“This agreement demonstrates our drug delivery technology is being evaluated in areas beyond ophthalmology and oncology treatments,” said Mr Gavin Rezos, CEO of pSivida Limited.

-ENDS-

pSivida Limited Brian Leedman Investor Relations pSivida Limited Tel: + 61 8 9226 5099 brianl@psivida.com	US Public Relations Beverly Jedynak President Martin E. Janis & Company, Inc Tel: +1 (312) 943 1100 ext. 12 bjedynak@janispr.com	UK & Europe Public Relations Mark Swallow / Helena Podd Citigate Dewe Rogerson Tel: +44 (0)20 7638 9571 mark.swallow@citigatedr.co.uk

NOTES TO EDITORS:

pSivida is a global bio-nanotech company committed to the biomedical sector and the development of drug delivery products. Retisert™ is FDA approved for the treatment of uveitis. Vitrasert® is FDA approved for the treatment of AIDS-related CMV Retinitis. Bausch & Lomb own the trademarks; Vitrasert® and Retisert™. pSivida has licensed the technologies underlying both of these products to Bausch & Lomb. The technology underlying Medidur™, a treatment for diabetic macular edema, is licensed to Alimera Sciences and is in Phase III clinical trials.

pSivida owns the rights to develop and commercialise a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™, which has applications in drug delivery, wound healing, orthopaedics, and tissue engineering. pSivida’s subsidiary, AION Diagnostics Limited is developing diagnostic products and the subsidiary pSiNutria is developing food technology products both using BioSilicon™.

pSivida’s intellectual property portfolio consists of 70 patent families, 74 granted patents and over 290 patent applications.

pSivida conducts its operations from offices and facilities near Boston in Massachusetts, Malvern in the United Kingdom, Perth in Western Australia and Singapore.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and in Germany on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705). pSivida is a founding member of the NASDAQ Health Care Index and the Merrill Lynch Nanotechnology Index.

The Company's largest shareholder and a strategic partner is QinetiQ, a leading international defence, security and technology company, formed in July 2001 from the UK Government's Defence Evaluation & Research Agency (DERA). QinetiQ was instrumental in discovering BioSilicon(TM) and pSivida enjoys a strong relationship with it having access to its cutting edge research and development facilities. For more information visit www.QinetiQ.com

For more information, visit www.psivida.com

This document contains forward-looking statements that involve risks and uncertainties.  The statements are indicated by the use of words such as "believes", "expects", "anticipates" and similar words and phrases.  Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: the failure of the results of the Retisert for DME trial to be a good indicator of the results of pSivida’s ongoing Phase III Medidur™ for DME trial; failure of the Medidur™ trials in DME to show a very similar improvement in visual acuity and diabetic retinopathy severity score as Retisert™ for DME; inability to recruit patients for the Phase III Medidur™ for DME trial; our failure to develop applications for BioSiliconTM due to regulatory, scientific or other issues, our inability to successfully integrate CDS’ operations and employees; the failure of the CDS’ products to achieve expected revenues and the combined entity’s inability to develop existing or proposed products; the failure of the Bausch & Lomb/Novartis co-promotion arrangement to provide faster royalty growth; failure of the slower progression or reduction of diabetic retinopathy resulting from the Retisert™ implant to have significant implications for Retisert™ and Medidur; failure of our evaluation agreements to result in license agreements; failure of Medidur™ to release the same drug as Retisert™ at the same rate; failure of the Medidur™ trials in DME to show a very similar stabilization or improvement diabetic retinopathy as Retisert™ for DME. Other reasons are contained in cautionary statements in the Registration Statement on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.